[BGC Partners, Inc. Letterhead]

January 27, 2010

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Mail Stop 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Gordon:

On behalf of BGC Partners, Inc. (“BGC” or the “Company”), we are writing in response to the comment letter dated December 31, 2009 from you in connection with the Company’s Form 10-K for the year ended December 31, 2008 as filed on March 16, 2009.

For your convenience, the Company has repeated your comments in full, and all of the Company’s responses are consistent with the numbering of the comments and headings used in your letter.

Form 10-K for the year ended December 31, 2008

Consolidated Statements of Cash Flows, page 113

1.	Please tell us how you determined that it was appropriate to capitalize patent defense and registration costs. Refer to the accounting literature in your response.

Response #1

At December 31, 2008, BGC reported the costs of acquiring patents as “Other intangible assets, net” on its consolidated statements of financial condition. In accordance with FASB Concepts Statement No. 6 (“Elements of Financial Statements”) and Financial Accounting Standards Board (“FASB”) Statement No. 2: Accounting for Research and Development Costs, we capitalize patent application costs as well as successful legal and/or patent defense costs as they represent part of the process of obtaining and retaining the future economic benefit of the patent. Accordingly, such costs are classified as definite life intangible assets on our consolidated statements of financial condition.

Note 2. The Separation, Merger and Recapitalization, page 120

The Merger, page 120

2.	Please clarify in future filings why net income allocated to founding/working partner units and REUs is reflected as compensation expense rather than minority interest. Provide us with your proposed disclosure.

Response #2

Since the allocations of net income to founding/working partner units and REUs are cash distributed on a quarterly basis and are contingent upon services being provided by the unit holders, they are reflected as separate components of compensation expense in our consolidated statements of operations.

Below please find our proposed new disclosure clarifying in future filings why net income allocated to founding/working partner units and REUs is reflected as compensation expense rather than minority (noncontrolling) interest in our consolidated statements of operations:

New 2nd paragraph under Founding/working partner units

Founding/working partner units are limited partnership interests in our consolidated subsidiary, BGC Holdings, L.P., that are held by limited partners who are employees and that receive quarterly allocations of net income based on their weighted average pro rata share of economic ownership of our operating subsidiaries. Upon termination of employment or otherwise ceasing to provide substantive services, the founding/working partner units are redeemed, and the unit holders are no longer entitled to participate in the quarterly (cash distributed) allocations of net income. Since these allocations of net income are cash distributed on a quarterly basis and are contingent upon services being provided by the unit holder, they are reflected as a separate component of compensation expense under “Allocation of net income to founding/working partner units” in our consolidated statements of operations. .

New 1st paragraph under REUs

REUs are limited partnership interests in our consolidated subsidiary, BGC Holdings, L.P., that are held by limited partners who are employees and generally receive quarterly allocations of net income based on their weighted average pro rata share of economic ownership of our operating subsidiaries. These allocations are cash distributed on a quarterly basis and are contingent upon services being provided by the unit holders. Generally, REUs entitle the holders to receive post-termination payments equal to the stated amount of the grant in four equal yearly installments after the holder’s termination. REUs are accounted for as liability awards, and in accordance with FASB guidance we record compensation expense for the liability awards based on the change in fair value at each reporting date. In addition, as prescribed in FASB guidance, the quarterly allocations of net income on such REUs are reflected as a separate component of compensation expense under “Allocation of net income to REUs” in our consolidated statements of operations.

Note 18. Commitments, Contingencies and Guarantees, page 150

3.	We note that damages in the amount of $2,539,468 plus interest were awarded against you in the TT patent litigation, in addition to $3,321,776 of costs incurred by TT. In that regard, please explain to us how you are unable to estimate a possible loss or range of losses in connection with an appeal of this matter. In addition, please tell us and disclose in future filings if any portion of the current judgment against you has been accrued, and if not, why you believe a specific accrual is not required.

Response #3

In response to your comment, please be advised that, through December 31, 2008, we accrued the District Court judgment plus interest and a portion of the preliminarily assessed costs in the TT patent litigation based on our analysis, in accordance with SFAS 5, of the probability that we will sustain such a loss in connection with such litigation. Our probability analysis was based on our analysis of the strength of our case; the likelihood that the $2,539,468 judgment in the District Court will be overturned or modified on appeal; the consequences of the same on the $3,321,776 of costs that the District Court clerk assessed as a preliminary amount but Court review of which was stayed pending the appeal of the final judgment on the overall litigation; and the strength of our objections to the various costs claimed by TT, which should reduce the amount of any costs finally assessed in the District Court, even if TT were to prevail in the appeal.

As to the issue of any reasonably possible and estimable loss or range of losses in connection with the appeal beyond our current accrual, we have disclosed the total amount of the jury’s verdict before the District Court’s remittitur, the amount of the judgment entered by the District Court, the fact that TT has appealed certain rulings that were adverse to it in the District Court, the District Court’s assessment of interest and the basis for the calculation thereof, and the total costs assessed against us on a preliminary basis in the District Court, and we believe that these disclosures address the possible loss or range of losses in connection with the appeal.

We propose in future filings to amend our disclosure as follows (subject to updating for future events):

In August 2004, Trading Technologies International, Inc. (“TT”) commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against us. In its complaint, TT alleged that we infringed U.S. Patent No. 6,766,304, which issued on July 20, 2004, and U.S. Patent 6,772,132, which issued on August 3, 2004. TT later added eSpeed International Ltd., ECCO LLC and ECCO Ware LLC as defendants in a second amended complaint. On January 5, 2006, we answered TT’s second amended complaint, denying the infringement allegations, and we filed an amended counterclaim seeking a declaration that the patents in suit are invalid, we do not make, use or sell any product that infringes any claims of the patents in suit, the patents in suit are unenforceable because of inequitable conduct by TT before the U.S. Patent and Trademark Office during the prosecution of the patents, and the patents are unenforceable due to TT’s patent misuse. The District Court consolidated for certain discovery and Markman hearing purposes our case with other patent infringement cases brought by TT against other defendants. A Markman hearing was held on August 16-18, 2006. On October 31, 2006, the Court issued a ruling on claim construction, providing the meanings of the various terms in dispute in the asserted patents. In that ruling, the Court found that we correctly defined several of the patents’ key terms. In February 2007, the Court denied TT’s motion for clarification and reconsideration of the Markman decision and reconfirmed its October 2006 ruling. On June 20, 2007, the Court granted eSpeed’s motion for partial summary judgment on TT’s claims of infringement covering the Dual Dynamic, eSpeedometer and modified eSpeedometer versions of eSpeed’s and ECCO’s products. As a result, the remaining products at issue in the case were the versions of the eSpeed and ECCO products that have not been on the market in the U.S. since around the end of 2004. TT moved for reconsideration of that summary judgment ruling, which the Court denied. The trial began on September 10, 2007 and ended on October 4, 2007. On October 10, 2007 a jury rendered a verdict that eSpeed and ECCO willfully infringed. The jury awarded TT damages in the amount of $3.5 million. On January 3, 2008, the Court granted eSpeed’s motion for directed verdict on willfulness, finding that eSpeed’s infringement was not willful as a matter of law, and denied eSpeed’s general motions for directed verdict and for new trial. On February 6, 2008, eSpeed’s remittitur motion was conditionally granted, and on February 12, 2008, TT accepted the remittitur. Accordingly, the principal amount of the verdict has been reduced to $2,539,468. Additionally, TT’s motion for pre-judgment interest was granted, and interest was set at the prime rate, compounded monthly. A hearing on inequitable conduct was held on April 3-4, 2008. On May 7, 2008, the Court held that TT did not engage in inequitable conduct during the prosecution of the patents in suit. On May 23, 2008, the Court granted TT’s motion for a permanent injunction, and on June 13, 2008 denied its motion for attorneys’ fees. On July 16, 2008, TT’s costs were assessed by the Court clerk in the amount of $3,321,776 against eSpeed. eSpeed filed a motion to strike many of these costs, which has been stayed pending resolution of the appeal referred to below. Both parties have appealed to the United States Court of Appeals for the Federal Circuit, which heard arguments in the case on August 4, 2009. If TT ultimately prevails in the litigation, we may be required to pay TT damages and/or certain costs, and we may be forced to modify or withdraw certain products from the market. Both parties have requested attorneys’ fees from the other party, which may be awarded by the Court in exceptional cases. We have accrued the District Court judgment plus interest and a portion of the preliminarily assessed costs.

Further, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended (the “Filings”), (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the foregoing should be directed to the undersigned at 011 44 207 894 7473.

Very truly yours,

/s/ A. Graham Sadler
A. Graham Sadler Chief Financial Officer